SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35388; File No. 812-15654

Figure Certificate Company ("Applicant").

November 15, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under section 28(c) of the Investment Company Act of 1940 (the "Act").

Summary of Application: Applicant seeks an order pursuant to section 28(c) of the Act approving certain proposed custodial arrangements.

Applicants: Figure Certificate Company.

Filing Dates: The application was filed on November 7, 2024 and amended and restated on November 13, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicant with a copy of the request by e-mail, if an e-mail address is listed for the Applicant below, or personally or by mail, if a physical address is listed for the Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on December 11, 2024 and should be accompanied by proof of service on the Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicant: susan.gault-brown@aoshearman.com.

FOR FURTHER INFORMATION CONTACT: Taylor Evenson, Senior Counsel, or Robert S. Shapiro, Assistant Director, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. For Applicant's representations, legal analysis, and conditions, please refer to Applicant's amended and restated application, dated November 13, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for the Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at,

http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

Applicant's Representations:

> 1. Applicant, a Delaware corporation, intends to register under the Act as a face-amount certificate company and operate as a registered face-amount certificate company. Applicant currently intends to offer two types of face-amount certificates registered under the Securities Act of 1933, face-amount certificates of the installment type (the "Installment Certificates") and fully-paid certificates (the "Transferrable Certificates" and, together with the Installment Certificates, the "Certificates"). Applicant states that it does not contemplate, or seek approval for,

custodial arrangements under which Applicant would deposit and maintain reserves associated with any face-amount certificates other than the Installment Certificates and Transferrable Certificates. Applicant represents that both types of Certificates will be issued and the fully-paid Certificates will be transferable using blockchain technology and, as a result, both types of Certificates will be "digital assets." Applicant further represents that, although the Certificates will be digital assets, Applicant will not accept or hold any assets that are digital assets other than as necessary to destroy Certificates that have been surrendered.

2. The Certificates are interest-bearing debt securities. The Certificates entitle the Certificate holder to receive, at maturity, the face-amount of the Certificate and interest credited thereon, less applicable expenses or fees. To meet its payment obligations, Applicant is required to maintain a minimum amount of reserves in "qualified investments" as defined in Section 28(b) of the Act ("Reserves").

3. Applicant proposes to enter into custodial arrangements, from time to time, with one or more banks as defined in Section 2(a)(5) of the Act, that possess the qualifications required by Section 26(a) of the Act for trustees of unit investment trusts ("Custodians"). Applicant seeks an order approving the Applicant's proposed custodial arrangements under which the Applicant will (i) deposit and maintain, with one or more Custodians, the Reserves associated with the Certificates, pursuant to Section 28(c) of the Act, and (ii) enter into custody agreements ("Custodial Agreements"), the substantive portions of which will not vary in any material respects from those contained in the form of agreement attached to the application as Attachment 1 (the "Form of Agreement"). Under the requested order, Applicant

would be free to employ or terminate the Custodians from time to time in its sole discretion.

4. Under the proposed custodial arrangements, one or more of the Custodians would be responsible for maintaining the safekeeping of all of Applicant's assets, including the aggregate amount that Applicant must maintain as Reserves pursuant to Section 28(a) of the Act. The Custodian would (i) maintain Applicant's Assets in compliance with Section 17(f) of the Act and the rules thereunder as though Section 17(f) and the rules thereunder were applicable to a face-amount certificate company and (ii) maintain Applicant's Reserves to ensure the Applicant meets its payment obligations under the terms and conditions of any outstanding Certificate. If the Applicant were to default on any obligation under a Certificate, the Custodian would be authorized to cure such default by liquidating so much of the assets held by it as necessary to discharge Applicant's obligations. The Custodian also would perform the duties and functions typically performed by a custodian, such as securities registration and delivery, income collection, periodic reporting, payment of monies, and other safekeeping and processing functions.

Applicant's Legal Analysis

1. Section 28(c) provides that "[t]he Commission shall by rule, regulation, or order, in the public interest or for the protection of investors, require a registered face-amount certificate company to deposit and maintain, upon such terms and conditions as the Commission shall prescribe and as are appropriate for the protection of investors, with one or more institutions having the qualifications of paragraph (1) of Section 26(a) for a trustee of a unit investment trust, all or any part of the investments maintained by such

company as certificate reserve requirements under the provisions of subsection (b) hereof."

2.   Applicant states that the Form of Agreement contains numerous provisions designed to maintain and safeguard its assets, including provisions governing the (i) holding, segregation, registration, depositing, and delivery of securities and (ii) the payment of monies and maintenance of bank accounts, as well as (iii) provisions establishing procedures to cure any defaults by the Applicant on its obligations under the Certificates and procedures for periodic reporting and inspection of the assets. Applicant further states that, although tailored for the specific activities of a face-amount certificate company, these provisions are similar to those contained in custody agreements between registered open-end management investment companies and their custodians.

3.   Application asserts that its discretion to employ and terminate the Custodians is consistent with the protection of investors and the public interest. Applicant states that it may add or change the Custodians for many reasons, including, but not limited to: (i) the availability of superior or specialized services through other Custodians, (ii) dissatisfaction with the quality of a Custodian's services, (iii) fee increases or the availability of comparable services from other Custodians at more competitive rates, (iv) changes in a Custodian's management, location, financial condition, or methods of operation, (v) regulatory developments or actions affecting the ability or qualification of a Custodian to serve as such, or (vi) a determination by a Custodian to cease offering its services.

4.   Applicant also asserts that the process by which it will select and retain the Custodians is consistent with the protection of investors and the public interest. Applicant

represents that, before entering into a Custodial Agreement, Applicant will request and consider relevant information regarding the Custodian, including, without limitation, information about its ability to provide the services required by Applicant's operations and the Act, its experience in providing such or similar services to other investment companies, the resources it intends to make available to Applicant in providing such services, the fees it intends to charge Applicant for such services, its internal controls, its ability to protect the assets entrusted to it, and its financial condition.

Applicant's Conditions

Applicant agrees that any order granted by the Commission pursuant to the application will be subject to the following conditions:

1. Before entering into a Custodial Agreement with a qualified custodian, Applicant will request and consider relevant information regarding the Custodian. Applicant's officers and/or investment advisers, as appropriate, will perform the above inquiry and will present their findings to the Board (as defined below).

2. Applicant shall only enter into a Custodial Agreement if (1) its substantive portions do not vary in any material respects from those contained in the Form of Agreement; and (2) that Custodial Agreement is approved by its board of directors ("Board"), including a majority of directors who are not an "interested persons" as defined in Section 2(a)(19) of the Act ("Disinterested Directors").

3. The continuance of a Custodial Agreement shall be subject to annual review and reapproval by the Board, including a majority of the Disinterested Directors, to determine whether the quality of services provided by the Custodian remains satisfactory and the fees are reasonably competitive.

4.   Each Custodial Agreement shall contain provisions to maintain and safeguard Applicant's Assets, including provisions governing the (i) holding, segregation, depositing, and delivery of securities, (ii) the payment of monies, and (iii) establishing of procedures to cure any defaults by Applicant on its obligations under the Certificates and procedures for periodic reporting and inspection of the Assets.

5.   Applicant shall establish and maintain procedures to cure any defaults by Applicant on its obligations under the Certificates and procedures for periodic reporting and inspection of Applicant's Assets.

6.   Applicant shall comply with Section 17(f) of the Act and the rules thereunder as if it were a registered management investment company.

7.   Applicant shall obtain an amended order from the SEC prior to entry into a Custodial Agreement containing substantive provisions that vary in any material respects from those contained in the Form of Agreement.

8.   Applicant shall comply with the Bank Secrecy Act (31 U.S.C §§ 5311 et seq) and the rules thereunder, including 31 CFR §1024.210, 31 CFR §1024.220 and 31 CFR §1010.230, as if it were a registered open-end management investment company.

9.   Any advisory agreement entered into between Applicant and an adviser shall provide that the adviser will provide quarterly reports to the Board stating, as of the last day of the preceding quarter:

   a) the aggregate value of assets on deposit with the Custodian,

   b) the aggregate value of assets identified by Applicant as qualifying investments on deposit with the Custodian, and

c) the aggregate amount of reserves, as governed by Section 28(a)(2) of the Act, required to be maintained by Applicant in respect of all outstanding Certificates.

The first quarterly report every year shall be made and certified by an independent public accountant and the others shall be verified by the adviser's chief compliance officer or his or her delegate.

10. Any advisory agreement entered into between the Applicant and an adviser shall provide that the adviser's compliance program shall include procedures for generating monthly reports of:

a) the aggregate value of Applicant's assets on deposit with the Custodian;

b) the aggregate value of assets identified by Applicant as qualifying investments on deposit with the Custodian; and

c) the aggregate amount of reserves, as governed by Section 28(a)(2) of the Act, required to be maintained by Applicant in respect of all outstanding Certificates; and for the review of such monthly reports by the adviser's chief compliance officer or his or her delegate.

11. Any advisory agreement entered into between Applicant and an adviser shall provide that if, at any time, it is determined by the adviser's chief compliance officer or his or her delegate that the amount of Applicant's qualified investments on deposit with the Custodian is less than the required reserves, as governed by Section 28(a)(2) of the Act, the adviser and/or Applicant shall notify the SEC in writing of such deficiency promptly upon ascertaining such fact.

12. In the event Applicant were to default on any obligation under a Certificate, Custodian would be authorized, at the instruction of the Board or a court of

competent jurisdiction, to cure the default as necessary to discharge Applicant's

obligations. In connection with any such default, the Applicant shall notify the SEC

in writing of such default promptly upon ascertaining that a default has occurred.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.